[Fluor Letterhead]

April 9, 2013

VIA EDGAR AND FAX

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:                             Fluor Corporation
                                                                                                Form 10-K for the fiscal year ended December 31, 2012
                                                                                                File No. 001-16129

Dear Mr. Decker:

The Staff provided comments, by letter dated March 27, 2013 (the “Comment Letter”), on the company’s Form 10-K for the fiscal year ended December 31, 2012. The company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Copies of this letter are being delivered to Jeffrey Gordon, the Staff Accountant identified in the Comment Letter.

Mr. Rufus Decker
Securities and Exchange Commission

Form 10-K For the Year Ended December 31, 2012

Item 1, Business, page 1

Backlog, page 8

1.              Please disclose in future filings in total and for each segment the amounts of zero margin backlog, if material.  Please show us supplementally what the revised disclosure will look like.

Response:

We compile backlog and evaluate project gross margin on an individual contract basis, and we consider contracts to have zero margin backlog if the related projects are in a break-even or loss position. Projects with positive gross margins account for greater than 99 percent of our $38 billion of backlog as of December 31, 2012. Management does not believe separate disclosure of zero margin backlog is required since the amount is not material. However, we will continue to monitor zero margin backlog and disclose it in the future, if the balance should become material.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Segment Operations, page 34

Oil & Gas, page 35

2.              You state that the reduction in segment profit was primarily due to a shift of work from higher margin engineering activities to lower margin construction activities.  Given that the majority of your engineering and construction contracts provides for reimbursement of cost plus a fixed or percentage fee, with a view towards future disclosure, please explain why the engineering activities carry a higher margin, and, to the extent possible, quantify the shift noted in your disclosure.

Response:

In our industry, engineering services typically demand higher profit margins than construction services. A principal factor driving the higher engineering profit margins is that personnel providing engineering services are generally more highly skilled, specialized and scarce than personnel providing construction services. To elaborate, key decisions made and innovative solutions offered during the upfront engineering phase of a project can significantly impact the execution approach and success of the construction phase as well. Consequently, engineering expertise can generally demand higher margins than what is earned for many construction activities, such as fees for the supervision of direct labor and subcontractors, or compensation for the procurement and installation of significant expenditures of procured equipment and materials.

Mr. Rufus Decker
Securities and Exchange Commission

It is not practical to separately quantify on an absolute basis changes in the Oil & Gas segment profit margin from period to period due to the hundreds of projects that are in the segment’s backlog, the numerous factors that can impact project performance and the interrelated nature of many of the factors. However, we can identify the major contributors that effect changes in segment profit margin and estimate their relative impact. Items considered when explaining such changes in segment profit margin include the financial impact of “normal” physical progress toward completion, incentives and bonuses, penalties and liquidated damages, disputed items and their resolution, productivity issues or improvements, warranty obligations, customer furnished materials, the relative mix of higher margin engineering activities compared to lower margin construction activities, the segment’s overhead leverage and the many other factors that may directly or indirectly affect our overall ability to execute projects on time and within budget. Based on our analysis, we estimated that lower margin construction activities accounted for slightly over half of the change in segment profit margin for 2012 and 2011 when compared to 2010. The largest other contributing factor for the comparatively higher segment profit margin in 2010 was the favorable impact of the successful resolution of certain disputed items and the expiration of certain warranty obligations during that year, which accounted for most of the remaining variance and was also disclosed in the Oil & Gas segment section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 35 of the 2012 Form 10-K.

3.              You disclose that the increase in backlog reflects “the increasing worldwide demand for new capacity in oil and gas production,” among other things.  We also note that during the earnings call for the fourth quarter of 2012, Mr. David T. Seaton emphasized “a pretty strong opportunity list within oil and gas…assuming the regulatory environment is positive,” as well as noted that with respect to the U.S. market “the only limiting factor … is what the regulatory environment’s going to be.”  Please tell us to what regulatory framework these comments are referring, and what consideration you have given to highlighting specific risks derived by changes in the regulatory environment.

Response:

Our Oil & Gas group supports a number of clients that are pursuing opportunities in the U.S., driven in part by low-cost shale gas and the refining of bitumen from oil sand fields in Canada. Regulatory uncertainties affecting these opportunities include the following items discussed in the Risk Factors section of the 2012 Form 10-K: (a) on page 14, we note that “capital expenditures by our oil and gas clients may be influenced by factors such as . . . regulatory and economic conditions”; (b) on page 23, we describe the potential impact on the company’s profits from environmental and other regulations that continue to develop and change, and we also indicate that certain changes to federal, state, local and foreign laws and regulations related to environmental matters “could significantly reduce the size of one of our markets and limit our opportunities for growth or reduce our revenue below current levels”; and (c) on page 24, we highlight the possible impacts — increased costs on a project or restrictions on projects from going forward — on our clients, including our Oil & Gas clients, of regulations relating to climate change.  In addition, we generally note, on page 12, that “changes in local laws or difficulty in obtaining permits . . . or approvals” may result in cost

Mr. Rufus Decker
Securities and Exchange Commission

overruns and project delays. In the future, we will continue to consider the specific risks derived by changes in the regulatory environment and include them as appropriate.

Financial Statements

Balance Sheet, page F-5

4.              Please disclose in future filings as of each balance sheet date the amount of the allowance for doubtful accounts and notes receivable.  Refer to Rule 5-02.4 of Regulation S-X.  Please also disclose the information required by Rule 12-09 of Regulation S-X in a footnote or separate schedule. Please show us supplementally what the revised disclosure will look like.

Response:

Our history of payment default from our customers is low and, consequently, our allowance for doubtful accounts and notes receivable has generally not been material. As noted in the Concentrations of Credit Risk section of Note 1. Major Accounting Policies, “The company evaluates the counterparty credit risk of third parties as part of its project risk review process and in determining the appropriate level of reserves. The company maintains adequate reserves for potential credit losses and generally such losses have been minimal and within management’s estimates.”  From time to time, losses associated with the collectability of receivables have been more than minimal and we have disclosed the charges in the notes to the financial statements. For example, in the Concentrations of Credit Risk section of Note 1. Major Accounting Policies we disclosed the following, “in the third quarter of 2010, the company recognized a pre-tax charge of $95 million related to a bankruptcy court ruling that adversely impacted the collectability of amounts due the company on a completed infrastructure joint venture project in California. In 2011, $11 million of this amount was recovered in a settlement with the bankrupt client.” Additionally, in the Concentrations of Credit Risk section of Note 1. Major Accounting Policies of our 2010 Form 10-K, we disclosed the following, “In the third quarter of 2009, the company became aware of the non-collectability of a client receivable for a paper mill in the Global Services segment related to work performed in 2009. Consequently, the company recognized a pre-tax charge of $45 million in the third quarter of 2009 to fully reserve the receivable.”

The company’s allowance for doubtful accounts and notes receivable was less than one percent of total current assets as of both December 31, 2012 and 2011, and approximately four percent and three percent of accounts and notes receivable, net as of December 31, 2012 and 2011, respectively. Rule 4-02 of Regulation S-X states, “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth.”  As such, we have not provided for separate disclosure of the balance of our allowance for doubtful accounts and notes receivable. We will, however, continue to monitor the materiality of the allowance and, should it become material to the company’s financial statements in the future, we will make the appropriate disclosure. In addition, we will continue to separately disclose any material charges recognized on uncollectible receivables in the notes to the financial statements (for the 2012 Form 10-K, in the Concentrations of Credit Risk section of Note 1. Major Accounting Policies).

Mr. Rufus Decker
Securities and Exchange Commission

5.              Please disclose in future filings the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item.  Refer to ASC 605-35-45-2.  Please show us supplementally what the revised disclosure will look like.

Response:

ASC 605-35-45-2 requires that provisions for losses on contracts be shown separately as current liabilities on the balance sheet, if such amounts are significant. However, the guidance also states that in circumstances in which related costs are accumulated on the balance sheet, the provisions for losses on contracts may be deducted from the related accumulated costs. The company’s provisions for losses on contracts, net of related accumulated costs, were $7 million and $4 million as of December 31, 2012 and 2011, respectively, and were reported in advance billings on contracts under current liabilities on the Consolidated Balance Sheet. Since such amounts are not material, management believes separate disclosure as current liabilities on the Consolidated Balance Sheet or in the notes to the financial statements need not be set forth at this time pursuant to Section 4-02 of Regulation S-X. However, when material losses on individual contracts exist, the company has disclosed, and will continue to disclose, the impact of these losses on our operating results in the notes to the financial statements (for the 2012 Form 10-K, in the Operating Information by Segment section of Note 15. Operations by Business Segment and Geographical Area), as well as the Results of Operations and Segment Operations sections of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future filings, if the company’s accrual for anticipated losses on contracts is significant, the company will provide appropriate disclosure.

Note 1.  Major Accounting Policies, page F-8

Principles of Consolidation, page F-8

6.              Please supplementally tell us your basis in GAAP for not using proportionate consolidation in your balance sheet for those entities that you have used proportionate consolidation in your statement of earnings.  Typically, the same method is used consistently throughout the financial statements.  Refer to ASC 810-10-45-14.

Response:

ASC 810-10-45-14 (formerly EITF 00-1) permits the use of the proportionate consolidation method of accounting for an investment in an unincorporated legal entity that is in the construction industry. Additionally, the AICPA Audit and Accounting Guide for Construction Contractors states that proportionate consolidation and the equity method have “been used in, or have been considered acceptable for use in, accounting for investments in joint ventures in the construction industry. Combinations of those methods have also been used in the construction industry. For example, a common combination is to use the one-line equity method in the balance sheet and the proportionate consolidation method in the income statement.” (Chapter 3.21)

Mr. Rufus Decker
Securities and Exchange Commission

Management has determined that the use of the proportionate consolidation method in the statement of earnings and the one-line equity method in the balance sheet is appropriate because this is a common industry practice and, therefore, enhances comparability of financial information with our competitors. The company has consistently applied this method to account for its joint ventures and partnerships in the construction industry.

In future filings, the company will expand its current reference of the applicable accounting literature in the Principles of Consolidation section of Note 1. Major Accounting Policies supporting the use of this method. Please refer to Exhibit A to see how the company’s revised disclosure would have appeared in our Form 10-K for the year ended December 31, 2012.

Engineering and Construction Contracts, page F-8

7.              Please disclose in future filings as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress.  Refer to Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-20-50-1b, as well as ASC 910-405-50-2.  Please show us supplementally what the revised disclosure will look like.

Response:

Our contracts generally do not include provisions requiring customers to provide progress payments.  Accordingly, we do not have material progress payments netted against contract costs.  However, our contracts often include provisions that require customers to provide advances prior to the commencement of work.  Customer advances regarded as payments on account of work in progress are recorded as a deduction of contract work in progress, when appropriate, in accordance with ASC 910-405-45. Customer advances that exceed contract work in progress or are not regarded as payments on account of work in progress are reported separately as advance billings on contracts in current liabilities on the Consolidated Balance Sheet.

In future filings, the company will disclose the amounts of advance payments on account of contract work in progress that have been deducted from contract work in progress. Please refer to Exhibit B to see how the company’s revised disclosure would have appeared in the Engineering and Construction Contracts section of Note 1. Major Accounting Policies for the year ended December 31, 2012.

8.              Please disclose in future filings information relating to accounts and retentions payable, including the amounts of retentions to be paid after one year, and if practicable, the year in which the amounts are expected to be paid.  Refer to ASC 910-405-50-1.  Please show us supplementally what the revised disclosure will look like.

Response:

Subcontractor retention was approximately three percent and two percent of total current liabilities as of December 31, 2012 and 2011, respectively. These balances were included in

Mr. Rufus Decker
Securities and Exchange Commission

trade accounts payable in the Consolidated Balance Sheet. Since such amounts are not material, management believes separate disclosure of subcontractor retention need not be set forth pursuant to Section 4-02 of Regulation S-X. However, management will continue to monitor the subcontractor retention balance and disclose it in the future, if the balance should become material.

9.              You state that the majority of incurred cost associated with contract work in progress as of December 31, 2012 will be billed and collected in 2013.  Please be more specific in your disclosures in future filings, so that readers will better understand the amounts that are not expected to be collected within the next year.  Refer to Rule 5-02.3(c)(2) of Regulation S-X and ASC 910-310-50-2.  Please show us supplementally what the revised disclosure will look like.

Response:

As of December 31, 2012, the company estimated that less than one percent of contract work in progress would not be billed and collected within one year. Since such amount is not material, management believes separate disclosure need not be set forth at this time pursuant to Section 4-02 of Regulation S-X. In future filings, the company will clarify its disclosure by replacing the phrase “the majority of” with “substantially all” to help readers better understand that the amounts that are expected to be collected after one year are not material. Management will continue to monitor the significance of such amounts and provide disclosure if material. Please refer to Exhibit B to see how the company’s revised disclosure would have appeared in the Engineering and Construction Contracts section of Note 1. Major Accounting Policies for the year ended December 31, 2012.

10.       In future filings, please disclose the amounts of retainages receivable, including the portion (if any) expected to be collected after one year, and, if practicable, the years in which the amounts are expected to be collected.  Refer to Rule 5-02.3(c)(1) of Regulation S-X and ASC 910-310-50-4.  Please show us supplementally what the revised disclosure will look like.

Response:

Client retention receivable was less than one percent of total current assets as of both December 31, 2012 and 2011. These balances were included in accounts and notes receivable, net in the Consolidated Balance Sheet. Since such amounts are not material, management believes separate disclosure of client retention receivable need not be set forth at this time pursuant to Section 4-02 of Regulation S-X. However, management will continue to monitor the significance of client retention receivable and, should the amount be material in the future, the balance will be disclosed.

Note 13.  Contingencies and Commitments, page F-36

11.       You disclose the amount of recognized claims as of each balance sheet date.  Please confirm that the amounts presented also include amounts recognized on unapproved

Mr. Rufus Decker
Securities and Exchange Commission

change orders and similar items subject to uncertainty and revise your disclosure in future filings to clarify this, if true.  Otherwise, please include this disclosure in future filings.  Refer to Rule 5-02.3(c)(3) of Regulation S-X, ASC 910-310-50-1 and ASC 910-20-50-1a.  Please show us supplementally what the revised disclosure will look like.

Response:

The amount of recognized claims disclosed in our financial statements does include amounts relating to change orders in dispute and unapproved change orders in regard to both scope and price, consistent with the description of “claims” in ASC 605-35-25-30. The company will clarify this fact in future filings. Please refer to Exhibit C to see how the company’s revised disclosure would have appeared in Note 13. Contingencies and Commitments of our Form 10-K for the year ended December 31, 2012.

Note 15.  Operations by Business Segment and Geographical Area, page F-43

12.       Please disclose in future filings the types of assets not allocated to segments and included in Corporate and Other in the table on page F-44.  Please show us supplementally what the revised disclosure will look like.

Response:

In future filings, the company will disclose the types of assets not allocated to segments and included in Corporate and Other in Note 15. Operations by Business Segment and Geographical Area. Please refer to Exhibit D to see how the company’s revised disclosure would have appeared in our Form 10-K for the year ended December 31, 2012.

*  *  * *

Fluor Corporation acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (469) 398-7160 if you have any questions or require further information.

Sincerely,

/s/ Biggs C. Porter

Biggs C. Porter

Mr. Rufus Decker

Securities and Exchange Commission

cc:                                                        Jeffrey Gordon, Securities and Exchange Commission

Wendy A. Hallgren, Fluor Corporation

Carlos M. Hernandez, Fluor Corporation

Terry Hosey, Ernst & Young LLP

David T. Seaton, Fluor Corporation

Gary G. Smalley, Fluor Corporation

Mr. Rufus Decker
Securities and Exchange Commission

EXHIBIT A

Note 1.  Major Accounting Policies, page F-8

Principles of Consolidation, page F-8

6. The following reflects how the company’s revised disclosure would have appeared in the Principles of Consolidation section of Note.1 Major Accounting Policies. (Changes to the existing disclosure are underlined.)

Principles of Consolidation

The financial statements include the accounts of Fluor Corporation and its subsidiaries (“the company”). The equity method of accounting is generally used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is generally accounted for on the cost method. Joint ventures and partnerships in which the company has the ability to exert significant influence, but does not control, are accounted for using the equity method of accounting. Certain contracts are executed jointly through partnerships and joint ventures with unrelated third parties. The company consolidates certain variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810 (see “14. Variable Interest Entities” below). For joint ventures and partnerships in the construction industry, unless full consolidation is required, the company generally recognizes its proportionate share of revenue, cost and profit in its Consolidated Statement of Earnings and uses the one-line equity method of accounting in the Consolidated Balance Sheet, which is a common application of ASC 810-10-45-14 in the construction industry. At times, the cost and equity methods of accounting are also used.

EXHIBIT B

Note 1. Major Accounting Policies, page F-8

Engineering and Construction Contracts, page F-8

7. and 9. The following reflects how the company’s revised disclosure would have appeared in the Engineering and Construction Contracts section of Note 1. Major Accounting Policies. (Changes to the existing disclosure are underlined.)

Engineering and Construction Contracts

The company recognizes engineering and construction contract revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. Cost of revenue includes an allocation of depreciation and amortization. Customer-furnished materials, labor and equipment and, in certain cases, subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are generally segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total

Mr. Rufus Decker
Securities and Exchange Commission

estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. Revenue recognized in excess of amounts billed is classified as a current asset under contract work in progress. Advances that are payments on account of contract work in progress of $702 million and $493 million as of December 31, 2012 and 2011, respectively, have been deducted from contract work in progress. Amounts billed to clients in excess of revenue recognized to date are classified as a current liability under advance billings on contracts. The company anticipates that substantially all incurred cost associated with contract work in progress as of December 31, 2012 will be billed and collected in 2013. The company recognizes revenue, but not profit, for certain significant claims when it is determined that recovery of incurred cost is probable and the amounts can be reliably estimated. Under ASC 605-35-25, these requirements are satisfied when the contract or other evidence provides a legal basis for the claim, additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, claim-related costs are identifiable and considered reasonable in view of the work performed, and evidence supporting the claim is objective and verifiable. Cost, but not profit, associated with unapproved change orders is accounted for in revenue when it is probable that the cost will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of the impact on contract price. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only to the extent that costs associated with the claims or unapproved change orders have been incurred.

EXHIBIT C

Note 13. Contingencies and Commitments, page F-36

11. The following reflects how the company’s revised disclosure would have appeared in Note 13. Contingencies and Commitments. (Changes to the existing disclosure are underlined.)

13.                    Contingencies and Commitments

The company and certain of its subsidiaries are involved in various litigation matters. Additionally, the company and certain of its subsidiaries are contingently liable for commitments and performance guarantees arising in the ordinary course of business. The company and certain of its clients have made claims arising from the performance under its contracts. The company recognizes revenue, but not profit, for certain significant claims (including change orders in dispute and unapproved change orders in regard to both scope and price) when it is determined that recovery of incurred costs is probable and the amounts can be reliably estimated. Under ASC 605-35-25, these requirements are satisfied when (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. Recognized claims against clients amounted to $20 million and $298 million as of December 31, 2012 and 2011, respectively, and are included in contract work in progress in the accompanying Condensed Consolidated Balance Sheet. Claim revenue of $278 million for the

Mr. Rufus Decker
Securities and Exchange Commission

Greater Gabbard Project was reversed in the fourth quarter of 2012 when the company no longer believed the recovery of its incurred cost was probable, as result of the unexpected adverse arbitration ruling discussed below. The company periodically evaluates its position and the amounts recognized in revenue with respect to all its claims. Amounts ultimately realized from claims could differ materially from the balances included in the financial statements. The company does not expect that the ultimate resolution of the remaining outstanding matters will have a material adverse effect on its consolidated financial position or results of operations.

EXHIBIT D

Note 15.  Operations by Business Segment and Geographical Area, page F-43

12. The following reflects how the company’s revised disclosure would have appeared in paragraph seven of Note 15. Operations by Business Segment and Geographical Area. (Changes to the existing disclosure are underlined.)

The reportable segments follow the same accounting policies as those described in Major Accounting Policies. Management evaluates a segment’s performance based upon segment profit. Intersegment revenue is insignificant. The company incurs cost and expenses and holds certain assets at the corporate level which relate to its business as a whole. Certain of these amounts have been charged to the company’s business segments by various methods, largely on the basis of usage. Total assets not allocated to segments and held in “Corporate and other” primarily include cash, marketable securities, income tax-related assets, pension assets, deferred compensation trust assets and corporate property, plant and equipment.